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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         CHIEFTAIN INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                         CHIEFTAIN INTERNATIONAL, INC.
                      (NAMES OF PERSONS FILING STATEMENT)

                          COMMON SHARES, NO PAR VALUE
                          (INCLUDING PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    16867010
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ESTHER S. ONDRACK
                         CHIEFTAIN INTERNATIONAL, INC.
                                 1201 TD TOWER
                                10088-102 AVENUE
                       EDMONTON, ALBERTA T5J 2Z1, CANADA
                                 (780) 425-1950
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:

                              JOHN S. BURNS, Q.C.
                               BENNETT JONES LLP
                             4500 BANKERS HALL EAST
                              855-2ND STREET S.W.
                            CALGARY, ALBERTA T2P 4K7
                                 (403) 298-3100

                             THOMAS R. BROME, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000
                            ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Chieftain International, Inc., a corporation organized under the laws of the Province of Alberta, Canada ("Chieftain"). The principal executive offices of Chieftain are located at 1201 TD Tower 10088-102 Avenue, Edmonton, Alberta T5J 2Z1, Canada and Chieftain's telephone number at this address is (780) 425-1950.

     The class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is Chieftain's Common Shares, no par value (the "Common Shares"), together with the associated rights to purchase Common Shares (the "Rights") issued pursuant to the Shareholder Rights Plan Agreement dated as of February 23, 1994, between Chieftain and CIBC Mellon Trust Company (then the R-M Trust Company), as amended (as so amended, the "Shareholder Rights Plan"). Unless the context otherwise requires, all references to Common Shares include the Rights, and all references to the Rights include the benefits that may inure to holders of the Rights pursuant to the Shareholder Rights Plan.

     As of June 25, 2001, there were 16,034,477 Common Shares outstanding and 1,205,571 outstanding options for Common Shares under the Chieftain Share Option Plan.

     NOTICE TO CANADIAN SHAREHOLDERS. This Statement, including the Annexes provided to shareholders constitutes the Directors' Circular of Chieftain, as required by applicable securities laws in Canada.

     NOTICE IS HEREBY GIVEN PURSUANT TO SECTION 6.1(e) OF THE SHAREHOLDER RIGHTS PLAN THAT THE BOARD OF DIRECTORS OF CHIEFTAIN HAS ELECTED TO REDEEM ALL THE OUTSTANDING RIGHTS AND CONVERTIBLE RIGHTS (AS DEFINED IN THE SHAREHOLDER RIGHTS
PLAN) PURSUANT TO SECTION 6.1(h) OF THE SHAREHOLDER RIGHTS PLAN AT A REDEMPTION PRICE OF $0.001 PER RIGHT OR CONVERTIBLE RIGHT AS OF THE CLOSE OF BUSINESS (AS DEFINED IN THE SHAREHOLDER RIGHTS PLAN) ON THE BUSINESS DAY (AS DEFINED IN THE SHAREHOLDER RIGHTS PLAN) IMMEDIATELY PRECEDING THE DAY THAT THE OFFEROR TAKES UP COMMON SHARES PURSUANT TO THE OFFER. PAYMENT FOR SUCH RIGHTS OR CONVERTIBLE RIGHTS WILL BE MADE BY CHECK MAILED TO EACH HOLDER OF OUTSTANDING RIGHTS AND CONVERTIBLE RIGHTS AT THE LAST ADDRESS AS IT APPEARS ON THE REGISTRY BOOKS OF THE TRANSFER AGENT.

     All dollar references in this Statement are expressed in United States dollars except where otherwise indicated.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The person filing this statement is Chieftain, which is the subject company. The name, business address and business telephone number of Chieftain are set forth in Item 1 above.

     (b) This Statement relates to the tender offer referred to in the Tender Offer Statement on Schedule TO dated June 28, 2001 (the "Schedule TO"), filed by Hunt Oil Corporation, a Delaware Corporation ("HOC"), and Hunt Oil Canadian Acquisition III Corporation (the "Offeror"), a wholly-owned subsidiary of HOC. The Offeror is offering to purchase all the outstanding Common Shares, on the terms and subject to the conditions set forth in the Offer to Purchase dated June 28, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal") (which, together with any amendments or supplements thereto, collectively constitute "the Offer"). The Offer to Purchase states that the principal executive offices of the Offeror are located at 3300, 205-5th Avenue S.W., Calgary, Alberta, T2P 2V7, Canada.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described herein, to the knowledge of Chieftain, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Chieftain or its affiliates and (1) its executive officers, directors or affiliates or (2) HOC, the Offeror and their respective executive officers, directors or affiliates.

     Certain information regarding agreements, arrangements or understandings between Chieftain and its affiliates, on the one hand, and Chieftain, its executive officers, directors or affiliates, on the other hand, are described in Chieftain's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of
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1934, as amended (the "Exchange Act"), dated June 28, 2001, that is attached as
Annex A to this Statement and incorporated herein by reference.

     The Offer is being made pursuant to the Pre-Acquisition Agreement made and entered into as of June 18, 2001, by and between HOC, the Offeror and Chieftain, as amended by the First Amendment to the Pre-Acquisition Agreement made and entered into as of June 27, 2001, by and between HOC, the Offeror and Chieftain (as so amended, the "Pre-Acquisition Agreement").

     The description of the Pre-Acquisition Agreement contained under "Circular,
Section 7 Summary of the Pre-Acquisition Agreement" in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) hereto, is hereby incorporated herein by reference.

     HOC and Chieftain have agreed to the following additional arrangements in connection with the transactions contemplated by the Pre-Acquisition Agreement.

     Pursuant to the Pre-Acquisition Agreement, HOC and the Offeror have agreed that, from and after the time that the Offeror first takes up and pays for Common Shares, HOC and the Offeror will, and will cause Chieftain and any successor to Chieftain to, honor and comply with the terms of those existing employment agreements and change of control agreements, plans, policies or arrangements of Chieftain that Chieftain disclosed to HOC or the Offeror prior to the date of the Pre-Acquisition Agreement, which include:

     (i) special incentive bonus payments and commitments;

     (ii) supplemental retention payments, if any; and

     (iii) payments in respect of stock appreciation rights.

     Share Options. Pursuant to the Pre-Acquisition Agreement, Chieftain has agreed to use its best efforts to provide that persons holding options to purchase Common Shares ("Chieftain Options") pursuant to Chieftain's Share Option Plan who may do so under securities laws and in accordance with such Share Option Plan, will be entitled to exercise all of their Chieftain Options and tender all Common Shares issued in connection therewith under the Offer.

     The Pre-Acquisition Agreement also provides that all Chieftain Options that are duly surrendered for exercise, conditional on the Offeror taking up Common Shares under the Offer and with appropriate instructions that the Common Shares issuable upon such exercise are to be tendered pursuant to the Offer (the "Conditional Option Exercise"), will be exercised immediately prior to the acceptance of Common Shares by the Offeror under the Offer. The Offeror has agreed to accept as validly tendered under the Offer all Common Shares that are to be issued pursuant to the Conditional Option Exercise.

     In addition, the Pre-Acquisition Agreement provides that prior to the Initial Expiry Time (as defined in the Pre-Acquisition Agreement), Chieftain shall use its best efforts to enter into option releases with each holder of Chieftain Options pursuant to which the parties thereto shall agree that, upon the Offeror taking up any Common Shares pursuant to the terms of the Offer, each holder of Chieftain Options that has not previously exercised such Chieftain Options shall receive in consideration of the termination of all such holder's unexercised Chieftain Options the difference, if any, between the exercise price of their Chieftain Options and the purchase price for the Common Shares under the Offer.

     The Pre-Acquisition Agreement also provides that Chieftain will cause the vesting of Chieftain Options under Chieftain's Share Option Plan to accelerate prior to or concurrently with the completion of the Offer, such that all outstanding Chieftain Options shall be exercisable and fully vested prior to the Initial Expiry Time (as defined in the Pre-Acquisition Agreement).

     As of June 25, 2001, the number of Common Shares subject to unvested Chieftain Options held by Stanley A. Milner, Stephen C. Hurley, Esther S. Ondrack, Ronald J. Stefure, S. Jay Milner, and Randall P. Boyd as officers of Chieftain, and all directors of Chieftain (including S. A. Milner, S. C. Hurley and E. S. Ondrack) as a group, the vesting of which will accelerate as a result of the Offer, were 20,001, 15,000, 15,834, 13,334, 8,334, 3,334, and 40,008,
respectively. The amounts payable in respect of such unvested Chieftain Options as a result of the Offer and the consummation thereof, based on a price of U.S.$29.00 per Common
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Share (net of the applicable exercise prices) to S. A. Milner, S. C. Hurley, E.
S. Ondrack, R. J. Stefure, S. Jay Milner, and R. P. Boyd as officers of Chieftain and all directors of Chieftain (including S. A. Milner, S. C. Hurley and E. S. Ondrack) as a group are $265,013, $150,010, $200,425, $136,073,
$106,673, $29,173 and $467,695, respectively.

     Annual Incentive Bonus Plan. On or before consummation of the Offer, and subject to performance requirements, S. A. Milner, S. C. Hurley, E. S. Ondrack,
R. J. Stefure, S. J. Milner and R. P. Boyd will be paid the remaining 50% of their incentive bonuses for 2001 performance. Bonuses for 2001 are not pro-rated for the partial year of service. The remaining incentive bonus payments to the above named officers amount to $225,000, $175,000, $25,000, $15,500, $15,500 and
$14,000, respectively.

     Share Appreciation Rights. As of June 18, 2001, in accordance with their terms, Share Appreciation Rights were fully vested. Upon exercise thereof, and no later than the consummation of the Offer, R. J. Stefure, S. J. Milner and R.
P. Boyd will be paid $99,820, $36,520 and $128,100, respectively.

     Change in Control. Pursuant to Chieftain's Change in Control Policy, if, following consummation of the Offer, the employment of each officer and each directorship of each director is terminated for any reason, the estimated amounts of cash payments (including change in control benefits) that could become payable to S.A. Milner, S.C. Hurley, E.S. Ondrack, R.J. Stefure, S.J. Milner and R.P. Boyd, as officers of Chieftain, and all directors of Chieftain (including S.A. Milner, S.C. Hurley and E.S. Ondrack) as a group are $920,596, $1,024,064, $341,450, $253,231, $250,208, $239,820 and $1,116,840, respectively.

     Confidentiality Agreement. The following is a summary of certain provisions of the Confidentiality Agreement dated March 30, 2001, between HOC and Chieftain (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as an exhibit to this Statement and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

     The Confidentiality Agreement contains provisions pursuant to which, among other matters, HOC has agreed, subject to certain exceptions, to keep confidential all information disclosed to HOC related to the business, operations, assets or affairs of Chieftain, including without limitation the information set forth in any Data Room (as defined in the Confidentiality Agreement), and any and all information which is developed or created, in whole or in part, directly or indirectly, from such information and all notes, reports, analyses and compilations that contain, are based upon, or otherwise reflect such information (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction (the "Transaction") involving HOC and Chieftain, together with any of their subsidiaries or affiliates. HOC has agreed not to solicit, directly or indirectly, any person employed as at March 30, 2001 with Chieftain for a period of eighteen months from March 30, 2001.

     HOC also agreed for a period of eighteen months from March 30, 2001 not to, without the prior written consent of the Board of Chieftain (i) acquire, agree to acquire, or make any proposal to acquire, in any manner, directly or indirectly, any securities or property of Chieftain, (ii) commence an offer of any nature or kind whatsoever for any securities or property of Chieftain, including without limitation, a tender or exchange offer, (iii) solicit proxies from holders of securities of Chieftain, (iv) form, join or in any way participate with a "control person" (as defined under the Securities Act (Alberta)) with respect to the equity of Chieftain, (v) engage in any discussions or negotiations, conclude any understandings or enter into any agreement, or otherwise act in concert, with any third party to propose or effect any takeover bid, amalgamation, merger, arrangement or other business combination with respect to Chieftain or to propose or effect any acquisition or purchase of assets of Chieftain, (vi) institute any shareholder proposal in respect of Chieftain or otherwise attempt to influence or control the conduct of Chieftain. In addition, HOC agreed during such period not to request Chieftain to amend or waive any of the provisions described in this paragraph. Chieftain has waived such provisions to the extent necessary to permit the Offeror and HOC to make the Offer and to consummate the transactions to be consummated pursuant to the Pre-Acquisition Agreement.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

BACKGROUND

     By agreement dated January 15, 2001, Chieftain engaged CIBC World Markets, Inc. ("CIBC") to act as financial advisor to Chieftain in examining various strategies to increase shareholder value and in respect of any prospective transaction.

     At a meeting of the Board of Chieftain on March 8, 2001, the Board determined to authorize CIBC, its financial advisor, to examine strategic alternatives to increase shareholder value, including a possible merger or sale of Chieftain. On the same date, Chieftain announced such authorization in a press release. Subsequently, CIBC delivered to a number of companies a summary profile containing publicly available information on Chieftain, and Mr. S.A. Milner, President and Chief Executive Officer of Chieftain, met with the chief executive officers of several companies in the energy industry that were believed to be candidates for the acquisition of Chieftain.

     On March 9, 2001, a representative of CIBC contacted Mr. C. Glick, HOC's Senior Vice President, Business Development, to ascertain HOC's interest in evaluating a possible transaction with Chieftain. During such conversation, Mr.
C. Glick confirmed HOC's interest in evaluating a possible transaction.

     On March 30, 2001, a meeting was held between Mr. S.A. Milner and Mr. S.C. Hurley, Senior Vice President and Chief Operating Officer of Chieftain, and Mr. R.L. Hunt, Chairman and Chief Executive, and Mr. J.B. Jennings, President, of HOC. Prior to such meeting, the Confidentiality Agreement was entered into.

     On April 9, 2001, data rooms were opened in Dallas, Texas and in Edmonton, Alberta. Thereafter, representatives of 13 companies visited one or both data rooms. Detailed information concerning Chieftain was provided in the data rooms, including extensive financial, operational and reserve data in order to facilitate the evaluation by such companies of Chieftain. On April 9, 10, 16 and 17, 2001, HOC representatives visited the data rooms during which time HOC evaluated the oil and gas reserves, acreage and business of Chieftain.

     On April 19, 2001, at a meeting of the Board of Chieftain, Mr. S.A. Milner reported to the Board on the current status of the auction process. On the same date, at a meeting attended by Mr. R.L. Hunt, Mr. J.B. Jennings and Mr. C. Glick of HOC and Mr. D.E. Mitchell, Chairman of the Board, Mr. S.A. Milner, Mr. S.C. Hurley and Ms. E.S. Ondrack, Senior Vice President and Secretary of Chieftain, HOC initially made a non-binding written proposal for the acquisition of Chieftain at U.S.$30.00 per Common Share and requested that Chieftain enter into exclusive negotiations with HOC. HOC subsequently advised Chieftain that if Chieftain would, within 48 hours, abandon its auction process and enter into an agreement providing for exclusive negotiations with HOC, then HOC would consider increasing such proposal to U.S.$31.00 per Common Share. HOC also orally advised Chieftain that, if Chieftain did not accept HOC's proposal, any subsequent proposals by HOC would be reduced if natural gas prices should subsequently decrease. Chieftain management, after consultation with all members of the Board, advised HOC that Chieftain intended to proceed with the auction process with potential buyers, including HOC.

     On April 30, 2001 and May 9, 2001, the Board of Chieftain met and received status reports from CIBC on the auction process. On May 9, 2001 a bid instruction letter was mailed to companies whose representatives had visited the data rooms, inviting potential buyers to submit their proposals for the acquisition of Chieftain by May 24, 2001.

     On May 25, 2001, the Board of Chieftain met to consider the results of invitations to bid. The President and Chief Executive Officer was authorized to instruct CIBC to obtain clarification of the terms of a particular possible transaction. Subsequent thereto CIBC advised Chieftain that the proposed transaction was not likely to be consummated.

     On June 11 and June 12, 2001, CIBC had further discussions with representatives from HOC regarding its potential interest in acquiring Chieftain.

     On June 13, 2001, the President and Chief Executive Officer of Chieftain contacted Mr. R.L. Hunt of HOC to discuss a possible transaction and, on June 14, 2001, a meeting was held in Dallas, Texas between

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Mr. S.A. Milner and Mr. S.C. Hurley of Chieftain and Mr. R.L. Hunt and Mr. J.B.
Jennings of HOC to discuss the terms of a potential transaction. At the meeting, the HOC representatives indicated that HOC would be in a position to make an offer to purchase Chieftain's Common Shares at a per Common Share price of U.S.$28.50 in cash, subject to the ability of HOC and Chieftain to reach definitive agreement on the terms of an acquisition. HOC explained that its reduced proposal was due to recent decreases in natural gas prices. On June 15, 2001, Mr. S.A. Milner of Chieftain contacted Mr. R.L. Hunt of HOC to begin negotiations of an acquisition at a per Common Share price of U.S.$29.00 and, on that same date, Chieftain's legal counsel furnished an initial draft of the Pre-Acquisition Agreement to HOC and its financial and legal advisors.

     Negotiations of the terms of the proposed Pre-Acquisition Agreement between Chieftain and HOC and their respective legal counsel began on the morning of June 16, 2001 and continued through June 18, 2001. Prior to the Offeror and HOC executing the Pre-Acquisition Agreement, the Chieftain Board waived any restrictions imposed under the Confidentiality Agreement on HOC's ability to negotiate and execute the Pre-Acquisition Agreement. On June 18, 2001, at a meeting of the Board of Chieftain, the Board unanimously (i) approved the Pre-Acquisition Agreement and the Offer, (ii) after receiving the advice of its financial advisor, CIBC, determined that the consideration to be received pursuant to the Offer is fair, from a financial point of view, to the holders of Common Shares, (iii) after receiving the advice of its financial advisor, CIBC, recommended that the holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer and (iv) resolved to recommend that holders of the $1.8125 Convertible Redeemable Preferred Stock of Chieftain International Funding Corp. (the "Funding Preferred Shares") convert such shares into Common Shares. Following such approval, the final Pre-Acquisition Agreement was executed.

     The next morning, on June 19, 2001, Chieftain and HOC issued joint press releases announcing the execution of the Pre-Acquisition Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Chieftain unanimously recommends that holders of Common Shares accept the Offer and tender all of their Common Shares pursuant to the Offer and that the holders of Funding Preferred Shares surrender their Funding Preferred Shares for conversion into Common Shares, conditional upon the Offeror accepting for payment Common Shares validly tendered on or prior to the expiration of the Offer, with the appropriate instructions that the Common Shares issuable upon such conversion be tendered pursuant to the Offer.

REASONS FOR THE RECOMMENDATION

     In reaching its decision to approve the Pre-Acquisition Agreement and recommend that the holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer, the Board considered a number of factors including, but not limited to, the following:

          1. The price to be paid pursuant to the Offer, which represented a 18.6% premium over the closing price of the Common Shares on the American Stock Exchange on March 7, 2001 (the day prior to the announcement that Chieftain was considering strategic alternatives), a 23.2% premium over the average closing price of the Common Shares for the four-week period preceding March 7, 2001 and a 27.6% premium over the average closing price of the Common Shares for the six-month period preceding March 7, 2001; such price to be paid was, however, lower than the closing price of the Common Shares on June 18, 2001 of U.S.$29.75.

          2. The detailed financial and comparative analyses and presentations made by CIBC and the opinion of CIBC to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the U.S.$29.00 per Common Share in cash to be received in the Offer by the holders of Common Shares. The full text of the written opinion of CIBC dated June 18, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken is attached as Annex B to this Statement and is incorporated herein by reference. The opinion of CIBC is addressed to the Board, relates only to the fairness, from a financial point of view, of the consideration to be received in the Offer by the holders of Common Shares and does not constitute a recommendation to any shareholder as to
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     whether or not such shareholder should tender Common Shares pursuant to the
     Offer or as to any other matter relating to the Offer. Holders of Common Shares are urged to read such opinion carefully in its entirety.

          3. The Board's knowledge of Chieftain's business, operations, prospects and competitive condition, as well as current conditions and trends in the natural gas and oil industry and the effect of those conditions and trends on Chieftain.

          4. The continuing trend towards consolidation among natural gas and oil exploration and production companies, and the implications thereof.

          5. The Board's auction process extending over more than three months.

          6. The Board's assessment of the likelihood that the Offer would be consummated based on HOC's experience and reputation.

          7. The structure of the transaction, which provides for all cash consideration and is not subject to any financing contingency.

          8. The fact that Chieftain may terminate the Pre-Acquisition Agreement under the conditions provided in the Pre-Acquisition Agreement in order to approve a Superior Proposal (as defined in the Pre-Acquisition Agreement), upon the payment of a $20 million termination fee.

     In addition, the Board considered the interests of Chieftain's directors and officers that are different from, or in addition to, the interests of Chieftain's shareholders. The Board did not believe that these interests should affect its decision to approve the Pre-Acquisition Agreement in light of the fact that such interests are primarily based on contractual arrangements which were in place prior to the negotiation of the Pre-Acquisition Agreement and the Board's assessment that the judgment and performance of the directors and officers would not be impaired by such interests.

     The foregoing discussion of material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Pre-Acquisition Agreement and the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

INTENT TO TENDER

     To Chieftain's knowledge, after reasonable inquiry, all its senior officers and directors intend to tender pursuant to the Offer all the Common Shares held of record or beneficially owned by them, except to the extent tendering would result in liability under Section 16(b) of the Exchange Act and except that the Chieftain Employee Savings Plan that holds Common Shares (and that may be deemed an "affiliate" of Chieftain) will be required to tender or not tender Common Shares as directed by the employees in accordance with the applicable plan documents.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     CIBC has been retained by Chieftain as its financial advisor in connection with the Offer. Chieftain has agreed to pay CIBC for its financial advisory services. CIBC received a monthly fee of $25,000 commencing February 1, 2001 and ending on June 30, 2001. Such monthly work fee will be credited against any transaction fee that CIBC is entitled to upon the closing of the Offer. Such aggregate transaction fee is currently estimated to be approximately $5,000,000. Chieftain has also agreed to reimburse CIBC for all reasonable expenses incurred by CIBC in performing its services, including, but not limited to, travel and other expenses and the fees and disbursements of experts retained by CIBC. Chieftain has also agreed to indemnify CIBC and related parties against certain liabilities incurred in connection with its engagement.

     CIBC is one of North America's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. CIBC has in the past provided investment banking services to Chieftain unrelated to the proposed transaction, for which services it received compensation. In the ordinary course of business, CIBC and its affiliates may actively trade or hold the securities of Chieftain and its affiliates for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as described above, neither Chieftain nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to security holders of Chieftain with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Common Shares have been effected during the last 60 days by Chieftain or any subsidiary of Chieftain or, to the knowledge of Chieftain, by any executive officer, director or affiliate of Chieftain.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as set forth in this Statement, Chieftain is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of Chieftain's securities by Chieftain, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Chieftain or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Chieftain or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Chieftain.

     (b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in
Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION.

     See the Information Statement pursuant to Section 14(f) of the Exchange Act attached as Annex A to this Statement, the opinion of CIBC attached as Annex B to this Statement and the Information for Canadian Shareholders attached as Annex C to this Statement.

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

ITEM 9.  EXHIBITS.

EXHIBIT NO.
-----------
(a)(1)(A)    Offer to Purchase dated June 28, 2001 (filed as Exhibit
             (a)(1) to the Schedule TO, a portion of which is
             incorporated herein by reference as provided in Item 3).
(a)(1)(B)    Text of joint press release issued by HOC and Chieftain,
             dated June 19, 2001 (incorporated by reference herein from the Solicitation/Recommendation Statement on Schedule 14D-9
             filed by Chieftain with the Securities and Exchange
             Commission on June 19, 2001).
(a)(5)(A)    Opinion of CIBC World Markets, Inc. dated June 28, 2001
             (included as Annex B hereto).*
(a)(5)(B)    Information Statement pursuant to Section 14(f) of the
             Exchange Act (included as Annex A hereto).*
(a)(5)(C)    Information for Canadian Shareholders (included as Annex C hereto).*
   (e)(1)    Pre-Acquisition Agreement made and entered into as of June
             18, 2001, by and between HOC the Offeror and Chieftain
             (filed as Exhibit (d)(1) to the Schedule TO and incorporated herein by reference).
   (e)(2)    First Amendment to the Pre-Acquisition Agreement made and
             entered into as of June 27, 2001, by and between HOC, the
             Offeror and Chieftain (filed as Exhibit (d)(2) to the
             Schedule TO and incorporated herein by reference.)
   (e)(3)    Confidentiality Agreement dated March 30, 2001, by and
             between HOC and Chieftain (filed as Exhibit (d)(3) to the
             Schedule TO and incorporated herein by reference).

---------------
* Mailed to shareholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CHIEFTAIN INTERNATIONAL, INC.

                                          By:

                                          /s/      STANLEY A. MILNER
                                          --------------------------------------
                                          Name: Stanley A. Milner
                                          Title: President and Chief Executive
                                          Officer

Date: June 28, 2001

                                  CERTIFICATE

     The foregoing (including Annexes A, B and C) contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the Securities Act (Quebec).

/s/      STANLEY A. MILNER
--------------------------------------
Name: Stanley A. Milner
Title: President and Chief Executive
Officer and Director

/s/      ESTHER S. ONDRACK
--------------------------------------
Name: Esther S. Ondrack
Title: Senior Vice President and
Secretary and Director

Date: June 28, 2001

                               INDEX TO EXHIBITS

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)(A)    Offer to Purchase dated June 28, 2001 (filed as Exhibit
             (a)(1) to the Schedule TO, a portion of which is
             incorporated herein by reference as provided in Item 3).
(a)(1)(B)    Text of joint press release issued by HOC and Chieftain,
             dated June 19, 2001 (incorporated herein by reference from the Solicitation/Recommendation Statement on Schedule 14D-9
             filed by Chieftain with the Securities and Exchange
             Commission on June 19, 2001).
(a)(5)(A)    Opinion of CIBC World Markets Inc. dated June 28, 2001
             (Included as Annex B hereto).*
(a)(5)(B)    Information Statement pursuant to Section 14(f) of the
             Exchange Act (Included as Annex A hereto).*
(a)(5)(C)    Information for Canadian Shareholders (included as Annex C hereto).*
   (e)(1)    Pre-Acquisition Agreement made and entered into as of June
             18, 2001, by and between HOC, the Offeror and Chieftain
             (filed as Exhibit (d)(1) to the Schedule TO and incorporated herein by reference).
   (e)(2)    First Amendment to the Pre-Acquisition Agreement made and
             entered into as of June 27, 2001, by and between HOC, the
             Offeror and Chieftain (filed as Exhibit (d)(2) to the
             Schedule TO and incorporated herein by reference)
   (e)(3)    Confidentiality Agreement dated March 30, 2001, by and
             between HOC and Chieftain (filed as Exhibit (d)(3) to the
             Schedule TO and incorporated herein by reference).

---------------
* Mailed to shareholders.

                                                                         ANNEX A

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                         CHIEFTAIN INTERNATIONAL, INC.
                        1201 TD TOWER, 10088-102 AVENUE
                           EDMONTON, ALBERTA T5J 2Z1

     NO VOTE OR OTHER ACTION OF CHIEFTAIN INTERNATIONAL, INC.'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO CHIEFTAIN INTERNATIONAL, INC.

                                    GENERAL

     This information statement (the "Information Statement") is being mailed as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Chieftain International, Inc., a corporation incorporated under and governed by the laws of the Province of Alberta ("Chieftain"), to holders of record of the Common Shares, no par value (the "Common Shares") of Chieftain, which term shall include the associated rights to purchase the Common Shares (the "Rights") issued pursuant to the Shareholder Right Plan Agreement, dated as February 23, 1994, as amended (the "Shareholder Rights Plan"). The
Schedule 14D-9 relates to the Offer to Purchase dated June 29, 2001 of Hunt Oil Canadian Acquisition III Corporation (the "Offeror"), a wholly owned subsidiary of Hunt Oil Company ("HOC") relating to the Offeror's offer to purchase the Common Shares (the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. All dollar references in this Information Statement are expressed in United States dollars, except where otherwise indicated. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to the Chieftain Board. Such designation is to be made pursuant to the Pre-Acquisition Agreement, dated as of June 18, 2001 (the "Pre-Acquisition Agreement"), among HOC, the Offeror and Chieftain.

     The Pre-Acquisition Agreement provides that immediately following the acquisition by the Offeror of more than a majority of the outstanding Common Shares pursuant to the Offer, the Chieftain board of directors (the "Chieftain Board") shall be reconstituted through resignations of certain of the Chieftain directors and the appointment of the Offeror's nominees in their stead. Chieftain shall, in accordance with the foregoing and subject to the provisions of the Pre-Acquisition Agreement, use its best efforts to secure the resignations of all the Chieftain directors to be effective at such time as may be required by the Offeror and to cause the election of the Offeror's nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting. Schedule 14D-9 contains important information relating to agreements among Chieftain, the Offeror and HOC that will facilitate a change in control.

                         VOTING SECURITIES OF CHIEFTAIN

     The Common Shares are the only class of voting securities of Chieftain outstanding. Each Common Share is entitled to one vote on each matter presented for a shareholder vote. As of June 25, 2001, there were 16,034,477 Common Shares outstanding.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table describes, to the knowledge of Chieftain, shareholders owning beneficially, as at June 18, 2001, more than five percent of the outstanding Common Shares.

                                                             AMOUNT AND NATURE OF
NAME AND ADDRESS                                            BENEFICIAL OWNERSHIP OF
OF BENEFICIAL OWNER                                            THE COMMON SHARES       PERCENT OF CLASS
-------------------                                         -----------------------    ----------------
Oppenheimer Funds, Inc. ..................................         1,562,600(1)              9.7%
  Two World Trade Center, 34th Floor
  New York, New York 10048-0203
T. Rowe Price Associates, Inc. ...........................         1,453,600(2)              8.9%
  100 East Pratt Street
  Baltimore, Maryland 21202
Berger Small Cap Value Fund...............................         1,400,000(3)              8.7%
  210 University Blvd., Suite 900
  Denver, Colorado 80206
Scudder Kemper Investments, Inc. .........................         1,225,700(4)              7.6%
  345 Park Avenue
  New York, New York 10154
Dent (D.F.) & Company.....................................           933,338(5)              5.8%
  2 East Read, Latrobe Bldg., 6th Floor
  Baltimore, Maryland 21202

---------------
(1) The information is based on filings of Oppenheimer Funds, Inc. ("OFI") and Oppenheimer Main Street Growth & Income Fund ("OMSGIF") of 6803 S. Tucson Way, Englewood, CO. 80112, with the Securities and Exchange Commission ("SEC") on Schedule 13-G according to which OFI has shared dispositive power with respect to 1,562,600 shares and OMSGIF has sole voting power and shared dispositive power with respect to 1,455,100 shares. OFI disclaims beneficial ownership pursuant to Rule 13d-4 of the Exchange Act of 1934.

(2) The information is based on filings with the SEC on Schedule 13-G according to which T. Rowe Price Associates has sole voting power with respect to 366,000 shares and sole dispositive power with respect to 1,453,600 shares.

(3) The information is based on filings with the SEC on Schedule 13-G according to which the Berger Small Cap Value Fund has shared voting and shared dispositive power with respect to 1,400,000 common shares and Perkins Wolf, McDonnell & Company of 53 W. Jackson Blvd., Suite 722, Chicago, IL 60604, a subinvestment advisor of Berger, has sole voting and dispositive power with respect to 73,800 shares, and shared voting and dispositive power with respect to 1,633,500 shares.

(4) The information is based on filings with the SEC on Schedule 13-G according to which Scudder Kemper Investments, Inc. has sole voting power with respect to 789,600 shares, shared voting power with respect to 28,500 shares and sole dispositive power with respect to 1,225,700 shares.

(5) The information is based on filings with the SEC on Schedule 13-G according to which the beneficial owner has sole voting and dispositive power with respect to 933,338 shares.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The table below indicates the number of the Common Shares and the number of Chieftain International Funding Corp. $1.8125 Convertible Redeemable Preferred Shares (the "Preferred Shares") owned by (i) the Chieftain directors; (ii) each executive officer of Chieftain whose name is set forth on the Summary Compensation Table; and (iii) all directors and officers as a group. Pursuant to the terms of the Share Option Plan, all options granted and unexercised as of the making of the Offer are exercisable in full as of the date of the making of the Offer. Each Preferred Share is convertible into 1.25 Common Shares. To Chieftain's knowledge, based on information from the Offeror, none of the nominees owns the Common Shares or the Preferred Shares.

                                              SHARES BENEFICIALLY OWNED AS AT JUNE 18, 2001
                             -------------------------------------------------------------------------------
                             COMMON SHARES    PERCENT OF CLASS(1)    PREFERRED SHARES    PERCENT OF CLASS(1)
                             -------------    -------------------    ----------------    -------------------
Stephen C. Hurley..........      134,659(2)            --                     --                  --
Hugh J. Kelly..............       51,000(3)            --                 10,000                  --
John E. Maybin.............       51,000(4)            --                     --                  --
Stanley A. Milner..........      737,627(5)           4.3                 39,000                 1.4
David E. Mitchell..........       60,000(3)            --                     --                  --
Louis G. Munin.............       54,000(3)            --                  2,000                  --
Esther S. Ondrack..........      145,464(6)            --                     --                  --
Stuart T. Peeler...........       30,800(7)            --                 27,500                  --
Ronald J. Stefure..........       46,545(8)            --                     --                  --
S. Jay Milner..............       75,770(9)                                   --                  --
All directors and officers
  as a group...............    1,392,142(10)          8.1                 78,500                 2.9

---------------
 (1) Percentages of less than one are omitted.

 (2) Includes 130,000 shares issuable upon exercise of options.

 (3) Includes 50,000 shares issuable upon exercise of options.

 (4) Includes 49,500 shares issuable upon exercise of options.

 (5) Includes 185,000 shares issuable upon exercise of options. In addition an associate of S. A. Milner owns 3,000 shares.

 (6) Includes 122,500 shares issuable upon exercise of options.

 (7) Includes 27,800 shares issuable upon exercise of options.

 (8) Includes 45,000 shares issuable upon exercise of options.

 (9) Includes 35,000 shares issuable upon exercise of options and 2,200 shares held in trust.

(10) Includes 749,800 shares issuable upon exercise of options.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Chieftain's officers and directors, and persons who beneficially own more than 10% of the Common Shares, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). The SEC has designated specific due dates for such reports and Chieftain must identify in this Information Statement those persons who did not timely file such reports. Based solely upon a review of Forms 3, 4 and 5, the amendments thereto, and certain written representations furnished to Chieftain pursuant to Rule 16a-e(3) of the Exchange Act, Chieftain believes that, during the fiscal year ended December 31, 2000, its directors and officers complied with all applicable filing requirements. Chieftain does not know of any person who beneficially owns more than 10% of its Common Shares.

                     NOMINEES OF PERSON MAKING SOLICITATION

     The information contained in this Information Statement concerning HOC and the Offeror has been furnished to Chieftain by HOC and the Offeror. Accordingly, Chieftain assumes no responsibility for the accuracy or completeness of such information.

     The names, current principal occupations or employment and material occupations, positions, offices or employment for the past five years, of each potential Offeror nominee to the Chieftain Board is set forth below. Unless otherwise indicated each nominee's business address is 1445 Ross at Field, Dallas, Texas 75202. Where no date is shown, the individual has occupied the position indicated for at least five years. None of the potential nominees to the Chieftain Board, listed below, during the past five years has been convicted in a criminal proceeding or been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Ray L. Hunt...............................  Mr. Hunt is Chairman of the Board and Chief Executive
                                            Officer of HOC and has served as Chairman of the Board
                                            and Chief Executive Officer of the Offeror since its
                                            formation in June 2001.
James B. Jennings.........................  Mr. Jennings has served as President of HOC since 1999 and is also a director of HOC. Previously, he was
                                            Executive Vice President and a director of HOC. Mr.
                                            Jennings has served as President and director of the
                                            Offeror since its formation in June 2001.
Byron C. Lutes............................  Mr. Lutes has been Vice President, Engineering of Newport
Suite 3000                                  Petroleum Corporation since April 1998. Previously he
205-5th Avenue, S.W.                        held the following positions with Newport Petroleum
Calgary, Alberta T2P 2V7                    Corporation: Manager, Exploration from November 1996 to
                                            April 1998 and Senior Exploration Engineer from June
                                            1994 to November 1995. Mr. Lutes was also Marketing
                                            Coordinator of Suncor Inc. from June 1986 to June 1994.
George Ongyerth...........................  Mr. Ongyerth has been Vice President, Exploration on Newport
Suite 3000                                  Petroleum Corporation since June 1995. Previously he was
205-5th Avenue S.W.                         Vice President, Exploration of Hillcrest Resources Ltd.
Calgary, Alberta T2P 2V7                    from December 1992 to June 1995.

                     CURRENT MEMBERS OF THE CHIEFTAIN BOARD

     The Chieftain Board currently consists of 8 members. Directors are elected in rotation for a term of three years. During the year ending December 31, 2000, the Chieftain Board held four regularly scheduled and two additional meetings. With the exception of one director's unavoidable absence from one meeting, each member of the Chieftain Board attended all of the meetings of the Chieftain Board and all of the meetings of the committees on which the member served during 2000.

     At each annual meeting the term of one class expires. The 2002 annual meeting of shareholders has not been scheduled.

NAME, AGE, RESIDENCE AND PRINCIPAL OCCUPATION FOR PAST 5 YEARS  SERVED AS DIRECTOR SINCE    TERM EXPIRES
--------------------------------------------------------------  ------------------------    ------------
STEPHEN C. HURLEY, 51. Dallas, Texas........................              1997                  2003
Senior Vice President and Chief Operating Officer of the
Company(1)
HUGH J. KELLY, 75. Mandeville, Louisiana....................              1989                  2002
Corporate Director and Consultant(2)
JOHN E. MAYBIN, 76. Calgary, Alberta........................              1991                  2003
Corporate Director
STANLEY A. MILNER, A.O.E., LL.D., 72. Edmonton, Alberta.....              1988                  2004
President and Chief Executive Officer of the Company(3)
DAVID E. MITCHELL, O.C., 74. Calgary, Alberta...............              1989                  2004
Chairman Emeritus of Alberta Energy Company Ltd.
LOUIS G. MUNIN, 67. Dallas, Texas...........................              1989                  2002
Corporate Director and Financial Consultant(4)
ESTHER S. ONDRACK, 60. Spruce Grove, Alberta................              1988                  2003
Senior Vice President and Secretary of the Company
STUART T. PEELER, 71. Tucson, Arizona.......................              1989                  2002
Corporate Director and Petroleum Industry Consultant

---------------
(1) S. C. Hurley joined Chieftain as Senior Vice President and Chief Operating Officer in September, 1995. From 1991 to 1995 he was Vice President, Exploration of Murphy Exploration and Production Company.

(2) H. J. Kelly is a director of Gulf Island Fabrication Inc.

(3) S. A. Milner is Chairman of the Board of Alberta Energy Company Ltd.

(4) L. G. Munin is a director of Lafarge Canada Inc.

     Following is additional information about each current member of the Chieftain Board.

STEPHEN C. HURLEY:                Mr. Hurley has been Senior Vice President and
                                  Chief Operating Officer and a Director of
                                  Chieftain since 1997. He joined Chieftain in
                                  1995 as Senior Vice President and Chief
                                  Operating Officer. From 1991 to 1995, he was employed by Murphy Exploration and Production
                                  Company as Vice President Exploration and
                                  Production responsible for worldwide
                                  exploration. Mr. Hurley was employed by Ocean
                                  Drilling and Exploration Company, a subsidiary of Murphy Exploration and Production, as Vice
                                  President, Exploration from 1987 to 1991,
                                  General Manager, Exploration from 1984 to 1987 and Senior Geologist from 1980 to 1984. From
                                  1975 to 1980 he was employed by Exxon Company
                                  USA. Mr. Hurley graduated in 1975 from the University of Arkansas with a Master of Science degree in geology. He is a member of the American Association of Petroleum
                                  Geologists, the New Orleans Geological
                                  Society, the Society of Exploration
                                  Geophysicists and the American Petroleum
                                  Institute.

HUGH J. KELLY:                    Mr. Kelly, an energy consultant, has been a
                                  Director of Chieftain since July 1989. Mr.
                                  Kelly joined Ocean Drilling and Exploration
                                  Company ("ODECO") in 1958. He became President and a Director of ODECO in 1974 and, in addition, was Chief Executive Officer from 1977 to 1989. He was also associated with Chevron Oil Company for seven years before joining ODECO. Mr. Kelly is a director of Gulf
                                  Island Fabrication Inc. and a former director of Baroid Corporation, Central Louisiana
                                  Electric Co., and Hibernia National Bank. He is also former chairman of the Mid-Continent
                                  Oil and Gas Association and the National Ocean
                                  Industries Association. Mr. Kelly is a
                                  graduate of the Louisiana State University Law
                                  School.

JOHN E. MAYBIN:                   Mr. Maybin, who is a consultant, has been a
                                  Director of Chieftain since June 1991. He has held executive positions with various companies, including Canadian Utilities
                                  Limited and petroleum-related organizations.
                                  Mr. Maybin is a director of Colmac Energy, Inc. and is a former director of Alberta
                                  Energy Company Ltd. and Majestic Contractors
                                  Limited. He is also a former chairman of the Canadian Gas Association. Mr. Maybin is a graduate of the University of Alberta and Princeton University.

STANLEY A. MILNER, A.O.E.,
LL.D: Mr. Milner has been President and Chief Executive Officer and a Director of Chieftain since its inception in 1988. Mr. Milner served in the same capacities with Chieftain Development Co. Ltd., which he founded in June 1964. A graduate of the University of Alberta and a member of the Engineering Institute of Canada, he is Chairman of the Board of Directors of Alberta Energy Company Ltd., Director Emeritus, Canadian Imperial Bank of Commerce, Board Chair Emeritus University of Alberta and a former Director of Canadian Pacific Limited. He was awarded the Alberta Order of Excellence and is a former president of the Independent Petroleum Association of Canada, and a former Alderman of the City of Edmonton. Mr. Milner is Mr. S. J. Milner's father and David E. Mitchell's first cousin.

DAVID E. MITCHELL, O.C., LL.D:    Mr. Mitchell who is Chair Emeritus of Alberta
                                  Energy Company Ltd. has been Chairman of the Chieftain Board since February 1989. A graduate in engineering of the University of Oklahoma, he was President and Chief Executive
                                  Officer and a Director of Alberta Energy
                                  Company Ltd. from 1974 until 1993 and Chairman of its Board of Directors from 1993 to 1999.
                                  Mr. Mitchell is also a former director of Air
                                  Canada, The Bank of Nova Scotia, Hudson's Bay
                                  Company, Lafarge Corporation, Noranda Mines
                                  Ltd. and Pan-Alberta Gas Ltd. He is an Officer of the Order of Canada and he is a former president of the Independent Petroleum
                                  Association of Canada. Mr. Mitchell is Stanley
                                  A. Milner's first cousin.

LOUIS G. MUNIN:                   Mr. Munin, a financial consultant, has been a
                                  Director of Chieftain since February 1989. A graduate of DePaul University and a Certified
                                  Public Accountant, Mr. Munin was engaged in public accounting with the firm of Arthur
                                  Andersen from 1955 until 1966. After leaving
                                  Arthur Andersen, he held various executive positions with General Portland Cement Company and its succes-sor, Lafarge Corporation, through 1988. He is a director of Lafarge Canada Inc. and also serves as a member of the Finance Committee of the Board of Directors of Lafarge Corporation.
                                  Mr. Munin is a former director of Walden
                                  Residential Properties, Inc.

ESTHER S. ONDRACK:                Mrs. Ondrack has been Senior Vice President,
                                  Secretary and a Director of Chieftain since
                                  1995. From the time of Chieftain's
                                  incorporation in 1988 to 1995, she was Vice
                                  President and Secretary and a Director. Prior to 1988, Mrs. Ondrack was Senior Vice
                                  President, Administration, Corporate Secretary and a Director of Chieftain Development Co.
                                  Ltd. A graduate of the University of Alberta, Mrs. Ondrack joined Chieftain Development in
                                  1964. Mrs. Ondrack is a former director of TELUS Corporation. She has served as a public governor of the Canadian Institute of Chartered Accountants.

STUART T. PEELER:                 Mr. Peeler, a petroleum industry consultant,
                                  has been a Director of Chieftain since
                                  February 1989. A graduate of Stanford
                                  University Law School, Mr. Peeler practiced law with the firm of Musick, Peeler & Garrett from 1953 until 1973 and has held various senior positions with independent energy companies, including Vice Chairman of Supron
                                  Energy Corporation and Chairman and Chief
                                  Executive Officer of Statex Petroleum, Inc.
                                  Mr. Peeler is a former director of CalMat Co.
                                  (formerly California Portland Cement Company),
                                  Homestake Mining Company and Homestake Gold of
                                  Australia, Ltd. He is a former Trustee of The
                                  J. Paul Getty Trust and The J. Paul Getty
                                  Museum.

                       COMMITTEES OF THE CHIEFTAIN BOARD

     The Chieftain Board has five standing committees, which have the following responsibility and authority, the following members, and have held the stated number of committee meetings in the last fiscal year.

                                AUDIT COMMITTEE

     The Audit Committee is comprised of four of Chieftain's directors, which during 2000 consisted of L.G. Munin as Chairman and J.E. Maybin, D.E. Mitchell and S.T. Peeler, who are each independent as required by Section 121(A) of the American Stock Exchange listing standards. The Audit Committee held seven meetings during 2000. The Audit Committee assists the Board of Directors by providing corporate oversight in the areas of financial reporting, internal control and the audit process.

                             COMPENSATION COMMITTEE

     The Compensation Committee is comprised of S.T. Peeler as Chairman and H.J. Kelly, J.E. Maybin and D.E. Mitchell. The primary function of the Compensation Committee is to assist the Board of Directors in carrying out its responsibilities by reviewing compensation matters and making recommendations to the Board. This Committee considers and provides recommendations to the Board on directors' compensation, appointment and remuneration of officers and grants of share options. It also reviews compensation and benefits policies, plans and budgets; salaries of certain non-officer employees; results-based compensation and succession planning. The Compensation Committee met twice in 2000.

                 NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

     The Nominating and Corporate Governance Committee is comprised of J.E. Maybin as Chairman and D.E. Mitchell, L.G. Munin and S.T. Peeler. This Committee assists the Board by reviewing corporate governance and Board nomination matters and making recommendations to the Board as appropriate. The Committee met once during 2000 to consider the size and composition of the Chieftain Board, nominees for the election of directors at the 2001 annual meeting and corporate governance practices.

                               PENSION COMMITTEE

     The Pension Committee is comprised of H.J. Kelly as Chairman and J.E. Maybin, D.E. Mitchell and S.T. Peeler. This Committee reviews generally and makes recommendations to the Chieftain Board with regard to Chieftain's retirement plans and related agreements, the appointment and performance of retirement fund investment managers, and compliance with the plans' statements of investment policies. This Committee met twice during 2000.

                               RESERVE COMMITTEE

     The Reserve Committee is comprised of D.E. Mitchell as Chairman, and H.J. Kelly, J.E. Maybin and S.T. Peeler. The Committee acts in an advisory capacity to the Board. Its primary function is to review Chieftain's externally disclosed oil and natural gas reserve estimates. The Committee reviews the reports of the independent engineers charged with evaluating Chieftain's reserves and also reviews the selection and qualifications of the independent engineers, the scope of their work and the evaluation procedures used. The Committee met once during 2000.

                    TRANSACTIONS WITH MANAGEMENT AND OTHERS

     There are no transactions or series of transactions involving over $60,000 which have occurred since the beginning of Chieftain's last fiscal year or which are currently proposed and with respect to which a director (or nominee for director), executive officer, security holder owning of record or beneficially more than 10% of any class of Chieftain's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest.

                           INDEBTEDNESS OF MANAGEMENT

     There has been no indebtedness owed to Chieftain or any subsidiary of Chieftain in excess of $60,000 since the beginning of Chieftain's last fiscal year by a director, nominee for election as director, executive officer, any member of the immediate families of the foregoing persons, any corporation or organization (other than Chieftain or a majority-owned subsidiary of Chieftain) of which any of the foregoing persons serves as an executive officer, partner, beneficial owner of 10% or more of any class of equity securities, or any trust in which any of the foregoing persons has a substantial beneficial interest or serves as trustee or in a similar capacity.

                         CERTAIN BUSINESS RELATIONSHIPS

     In 2000, Mr. J.E. Maybin also received $1,800 for his services as a consultant to Chieftain.

                           COMPENSATION OF DIRECTORS

     With effect from January 1, 1998, each director receives an annual retainer of $25,000, which is paid in quarterly installments. Each independent non-executive director is also paid at the rate of $1,000 for each board meeting and committee meeting attended. In addition, the Chairman of the Board and the chairman of each committee receives a chairman's retainer in the amount of $4,000 per year, paid in quarterly installments.

     The aggregate remuneration paid to the directors in 2000 was $321,800. Directors receive no compensation for the time required to prepare for or travel to or from board or committee meetings. Chieftain reimburses reasonable out-of-pocket expenses incurred by directors. During 2000, each of the directors was granted an option on 5,000 Common Shares. The directors' consulting agreement provides that upon retirement, in consideration of continued availability for consultation by Chieftain, a director will receive an annual retirement benefit equal to the annual retainer fee, currently $25,000 for directors and $4,000 for board or committee chairpersons. The benefit is adjusted for length of service and reaches the maximum after 10 years of service. In addition, directors' change in control agreements with Chieftain provide that if a director ceases to be a director within the 3-year period following a change in control, the director will receive a payment, based on such director's remuneration as a director of Chieftain in the 12-month period prior to the change in control, for the balance of the term of the most recently elected director, being a maximum of three years.

     During the pendency of the Offer, restricted shares and options will not be granted to directors.

                             EXECUTIVE COMPENSATION
                         COMPENSATION COMMITTEE REPORT

     The Compensation Committee of the Chieftain Board is responsible for reviewing compensation policies and practices of Chieftain, both generally and in specific relation to the appointment and compensation of the officers and certain members of senior management, as described under "Committees and Meetings of the Board of Directors".

     Compensation of Chieftain's employees, including officers and senior management, is comprised of salary, performance bonuses, various benefit plans, including a retirement plan and a savings plan and share options. Compensation plans are designed to provide competitive levels of compensation which will attract and retain competent, motivated personnel who will perform to their potential to increase the value of Chieftain for the benefit of the shareholders.

     Salaries are reviewed annually in relation to the achievement of both corporate and individual performance objectives and with a view to achieving and maintaining external competitiveness and internal equity. Grants are made under Chieftain's Share Option Plan in the discretion of the Chieftain Board on the advice of the Compensation Committee and vary as to timing and amount with the responsibilities and performance of the individual. The compensation of the President and Chief Executive Officer of Chieftain, Mr. Stanley A. Milner, is comprised of the same components and is determined in the same manner as that of the other executive officers.

                             EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the compensation paid, during each of Chieftain's three most recently completed fiscal years, ending December 31, 2000, to the Chief Executive Officer and Chieftain's next four most highly compensated executive officers (collectively "Named Executive Officers").

                        SUMMARY COMPENSATION TABLE (US$)

                                           ANNUAL COMPENSATION                LONG-TERM COMPENSATION
                                     --------------------------------   ----------------------------------
                                                                                 AWARDS            PAYOUTS
                                                                        ------------------------   -------
                                                                        SECURITIES   RESTRICTED
                                                                          UNDER        SHARES
                                                            OTHER        OPTIONS         OR
NAME AND                                                    ANNUAL       AND SARS    RESTRICTED     LTIP        ALL OTHER
PRINCIPAL                            SALARY     BONUS    COMPENSATION    GRANTED     SHARE UNITS   PAYOUTS   COMPENSATION(1)
POSITION                      YEAR     ($)       ($)         ($)           (#)           ($)         ($)           ($)
---------                     ----   -------   -------   ------------   ----------   -----------   -------   ---------------
Stanley A. Milner...........  2000   382,952   450,000     (2)            15,000         --          --          106,509
  President and               1999   365,803   375,000     (2)            45,000         --          --           95,073
  Chief Executive Officer     1998   355,000   100,000     (2)             5,000         --          --           88,561
Stephen C. Hurley...........  2000   304,854   350,000     (2)            15,000         --          --           73,725
  Senior Vice President and   1999   293,124   275,000     (2)             5,000         --          --           67,765
  Chief Operating Officer     1998   283,875    70,000     (2)            30,000         --          --           64,085
Esther S. Ondrack...........  2000   139,413    50,000     (2)            15,000         --          --           46,024
  Senior Vice President       1999   133,166    66,000     (2)            32,500         --          --           42,233
  and Secretary               1998   129,231    19,500     (2)             5,000         --          --           40,142
Ronald J. Stefure...........  2000   103,340    31,000     (2)             5,000         --          --           33,521
  Vice President              1999    98,708    43,000     (2)            15,000         --          --           62,034
  and Controller              1998    95,790    14,500     (2)                --         --          --           25,364
S. Jay Milner...............  2000   103,340    31,000     (2)             5,000         --          --           31,009
  Vice President, Drilling    1999    98,714    28,000     (2)            15,000         --          --           28,810
  and Production              1998    95,790    11,500     (2)                --         --          --           25,024

---------------
(1) The amounts in this column represent Chieftain contributions to the defined contribution retirement plans, the savings plan and the life insurance plan in which plans the Named Executive Officers participate on the same basis as all other employees. Such amounts do not include directors fees paid to each of S.A. Milner, S.C. Hurley and E.S. Ondrack ($25,000 in 1998, 1999 and
    2000).

(2) The value of perquisites and benefits for each of the Named Executive Officers is not greater than the lesser of C$50,000 and 10% of total annual salary and bonus.

                             OPTION GRANTS IN 2000

     The following table sets forth information regarding grants of options to acquire Common Shares to the Named Executive Officers during the fiscal year ended December 31, 2000. Chieftain did not grant any stock appreciation rights during such fiscal year.

                           OPTION GRANTS DURING 2000

                        NUMBER OF SHARES
                         UNDER OPTIONS     % OF TOTAL OPTIONS   EXERCISE      GRANT DATE
NAME                        GRANTED         GRANTED IN 2000     PRICE(1)   PRESENT VALUE(2)   EXPIRATION DATE
----                    ----------------   ------------------   --------   ----------------   ---------------
Stanley A. Milner.....       15,000               6.4            $20.25        $170,550        June 12, 2010
Stephen C. Hurley.....       15,000               6.4             20.25         170,550        June 12, 2010
Esther S. Ondrack.....       15,000               6.4             20.25         170,550        June 12, 2010
Ronald J. Stefure.....        5,000               2.1             20.25          56,850        June 12, 2010
S. Jay Milner.........        5,000               2.1             20.25          56,850        June 12, 2010

---------------
(1) Not less than the closing market value of the Common Shares underlying options on the trading day prior to the date of grant.

(2) The grant date present values were calculated using the Black-Scholes option pricing model using an expected volatility of 29%, a risk free rate of 6.48%, no dividend yields and ten year option lives, all on a weighted average basis.

     The options are exercisable as to one-third of the granted amount on and after each of the first three anniversaries of the date of grant. Exercisability of options accelerates in certain events, including death, disability, retirement and a change in control of Chieftain. The exercisability of options is contingent upon continued service except that options exercisable on the date of termination of employment may be exercised thereafter under certain conditions.

      AGGREGATED OPTION EXERCISES IN 2000 AND 2000 YEAR END OPTION VALUES

     Options exercised by Named Executive Officers in 2000 are shown in the following table. The table shows the number of securities underlying unexercised options and the value, on December 31, 2000, of the unexercised options held by the Named Executive Officers.

      SHARE OPTION EXERCISES IN 2000 AND YEAR-END 2000 SHARE OPTION VALUES

                                                                                               VALUE OF
                                                       UNEXERCISED OPTIONS HELD ON     UNEXERCISED IN-THE-MONEY
                       SECURITIES                           DECEMBER 31, 2000        OPTIONS ON DECEMBER 31, 2000
                        ACQUIRED     AGGREGATE VALUE   ---------------------------   -----------------------------
NAME                   ON EXERCISE     REALIZED($)     EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                   -----------   ---------------   -----------   -------------   ------------   --------------
Stanley A. Milner....        --               --         138,333        46,667        $1,619,749       $548,751
Stephen C. Hurley....    20,000         $241,700         101,667        28,333         1,040,574        252,376
Esther S. Ondrack....        --               --          84,167        38,333           938,325        431,075
Ronald J. Stefure....        --               --          30,000        15,000           340,350        129,950
S. Jay Milner........        --               --          30,000        15,000           364,400        178,050

                              EMPLOYMENT CONTRACTS

     Chieftain has agreements with certain employees, including the Named Executive Officers, requiring that if, under certain circumstances, following a change in control of Chieftain, employment is terminated, the employee will receive a severance payment. The amount of such payment in the case of the Chief Operating Officer is equal to three times, and in all other cases is equal to two times, the employee's average annual base salary during the previous three years plus certain benefits for a three year period in the case of the Chief Operating Officer, and in all other cases, for a two year period, following termination of employment.

                             PERFORMANCE GRAPHS(1)

     The graphs which follow assume that C$100 was invested (A) on April 30, 1989, when Chieftain ("CII") commenced operations, in the Common Shares and in the Toronto Stock Exchange (TSE) Oil and Gas Producers Index; and (B) on December 31, 1994 in the Common Shares, the TSE Oil and Gas Producers Index and the TSE 300 Composite Index.

            (A) CUMULATIVE VALUE OF C$100 INVESTED ON APRIL 30, 1989

                               PERFORMANCE GRAPH

                         APR. 30   DEC. 31   DEC. 31   DEC. 31   DEC. 31   DEC. 31   DEC. 31   DEC. 31   DEC. 31   DEC. 31
                          1989      1989      1990      1991      1992      1993      1994      1995      1996      1997
                         -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
CII C..................   $100       144       137       101       137       135        91       149       224       189
TSE O&GP...............    100       113       102        87        93       129       117       136       187       167

                         DEC. 31   DEC. 31   DEC. 31
                          1998      1999      2000
                         -------   -------   -------
CII C..................    143       155       258
TSE O&GP...............    117       143       219

          (B) CUMULATIVE VALUE OF C$100 INVESTED ON DECEMBER 31, 1995

                               PERFORMANCE GRAPH

                         DEC. 31, 1995   DEC. 31, 1996   DEC. 31, 1997   DEC. 31, 1998   DEC. 31,1999    DEC. 31, 2000
                         -------------   -------------   -------------   -------------   -------------   -------------
CII C..................      $100             150             126              96             104             173
TSE O&GP...............       100             138             123              86             105             161
TSE 300................       100             128             148             145             191             205

---------------
(1) Reinvestment of dividends is assumed in all cases. The graphs were plotted using the data shown below each graph.

     The following graphs assume that US$100 was invested (C) on April 30, 1989, when Chieftain ("CII") commenced operations, in the Common Shares and in the American Stock Exchange ("AMEX") Natural Resources Index and (D) on December 31, 1995 in the Common Shares, the AMEX Natural Resources Index and the AMEX Total Return Index. The AMEX Natural Resources Index was reconfigured effective December 31, 1995.

           (C) CUMULATIVE VALUE OF US$100 INVESTED ON APRIL 30, 1989

                               PERFORMANCE GRAPH

                         APR. 30   DEC. 31   DEC. 31   DEC. 31   DEC. 31   DEC. 31   DEC. 31   DEC. 31   DEC. 31   DEC. 31
                          1989      1989      1990      1991      1992      1993      1994      1995      1996      1997
                         -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
CII U.S................   $100       150       140       105       129       122       75        131       193       157
AMEX Nat. Res..........    100       115        96        84        73        91       90        100       123       132

                         DEC. 31   DEC. 31   DEC. 31
                          1998      1999      2000
                         -------   -------   -------
CII U.S................    106       128       205
AMEX Nat. Res..........     86       116       163

          (D) CUMULATIVE VALUE OF US$100 INVESTED ON DECEMBER 31, 1995

                               PERFORMANCE GRAPH

                          DEC. 31, 1995   DEC. 31, 1996   DEC. 31, 1997   DEC. 31, 1998   DEC. 31,1999   DEC. 31, 2000
                          -------------   -------------   -------------   -------------   ------------   -------------
CII U.S.................      $100             146             120              81             97             156
AMEX Nat. Res...........       100             123             132              86            116             163
Market Total Return.....       100             102             127             136            179             168

                                                                         ANNEX B

                       CONSENT OF CIBC WORLD MARKETS INC.

To: The Board of Directors of Chieftain International, Inc.

     We hereby consent to the reference to our name, the contents of the summary of our fairness opinion dated June 18, 2001 and the inclusion of the full text of such fairness opinion in the Statement dated the date hereof regarding the offer dated June 28, 2001 made by Hunt Oil Canadian Acquisition III Corporation to purchase all of the issued and outstanding common shares of Chieftain International, Inc.

                                          /s/   CIBC WORLD MARKETS INC.
                                          --------------------------------------
                                                 CIBC World Markets Inc.

Calgary, Alberta, Canada
June 28, 2001

                           [CIBC WORLD MARKETS LOGO]

June 28, 2001

The Board of Directors
Chieftain International, Inc.
1201 TD Tower
10088 - 102 Avenue
Edmonton, Alberta T5J 2Z1

Dear Sirs:

     CIBC World Markets Inc. ("CIBC World Markets", "we", "us" or "our") understands that Hunt Oil Company ("HOC"), Hunt Oil Canadian Acquisition III Corporation (the "Offeror"), a wholly-owned subsidiary of HOC, and Chieftain International, Inc. ("Chieftain" or the "Company") entered into a pre-acquisition agreement, dated June 18, 2001, as amended (the "Pre-Acquisition Agreement"), pursuant to which the Offeror will make an offer (the "Offer") to purchase all the outstanding common shares of the Company (the "Common Shares"), including all common shares which may become outstanding on the exercise of outstanding options and on the conversion of the outstanding preferred shares of Chieftain International Funding Corp. (the "Preferred Shares"), on the basis of US$29.00 in cash per Common Share (the "Consideration").

     We understand also that:

          i) the Pre-Acquisition Agreement requires Offeror to commence the Offer by mailing an offer to purchase and take-over bid circular (the "Offering Circular") to the Company's shareholders on or before 5:00 p.m. (Edmonton time) on June 29, 2001;

          ii) Offeror's obligation to take up and pay for Common Shares tendered under the Offer will be subject to, among other things, there being tendered and not withdrawn from the Offer not less than 66 2/3% of the Common Shares; and

          iii) the Acquisition Agreement requires the Company's board of directors (the "Board of Directors") to (i) recommend that holders of the Preferred Shares convert such shares into Common Shares and (ii) recommend acceptance of the Offer by the holders of the Common Shares pursuant to a directors' circular (the "Directors' Circular").

BACKGROUND TO CIBC WORLD MARKETS' ENGAGEMENT

     Chieftain retained CIBC World Markets to provide financial advisory services to the Company and the Board of Directors with respect to any extraordinary transaction initiated by the Company or by, or with, a third party, including any sale of the Common Shares. The Board of Directors has requested that we provide our opinion ("Opinion") as to the fairness, from a financial point of view, of the Consideration to be offered to the shareholders of Chieftain pursuant to the Offer.

     We have not been engaged to prepare, and have not prepared a formal valuation or appraisal of any of the assets, liabilities or equity instruments of Chieftain and our Opinion should not be construed as such. However, CIBC World Markets conducted financial analyses which we considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Opinion.

CREDENTIALS OF CIBC WORLD MARKETS

     CIBC World Markets is one of North America's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

SCOPE OF REVIEW

     In connection with rendering the Opinion, we have reviewed and relied upon, among other things, the following reports and documents:

          i) the Pre-Acquisition Agreement dated June 28, 2001, as amended;

          ii) the audited financial statements, annual reports, 10-K filings, annual information forms and proxy statements of Chieftain as at and for the years ended December 31, 1998, 1999 and 2000;

          iii) the interim reports and unaudited financial statements of Chieftain for the quarters ended March 31, 1999, 2000 and 2001, September 30, 1999 and 2000 and June 30, 1999 and 2000;

          iv) the reserve reports dated March 29, 2001, April 16, 2001 and May 21, 2001 concerning Chieftain's oil and natural gas interests effective December 31, 2000 as prepared by Netherland, Sewell & Associates, Inc. ("NS&A"), independent petroleum engineers;

          v) Chieftain's internal estimates of the incremental oil and natural gas reserve value and growth potential in addition to the NS&A reserve reports;

          vi) Chieftain's internal estimates of the Company's income tax pool balances as at December 31, 2000;

          vii) the detailed operating and capital expenditure budgets of the Company for fiscal year 2001 as prepared by the management of Chieftain;

          viii) the confidential information memorandum dated April 2001, and data room materials prepared to assist parties with their analysis in acquiring or merging with the Company;

          ix) certain internal financial, operational, legal, corporate and other information prepared or provided by Chieftain's management;

          x) public information related to the business, operations, financial performance and stock trading history of Chieftain and other selected public oil and gas companies considered by us to be relevant;

          xi) public information with respect to other transactions considered by us to be comparable to the Offer and relevant for the purposes of rendering this Opinion;

          xii) certain industry research reports on Chieftain;

          xiii) public information regarding the oil & gas industry;

          xiv) a letter of representation as to matters of fact relevant to the Offer from senior officers of Chieftain; and

          xv) such other information, analyses and investigations as we considered appropriate and relevant in the circumstances.

     In addition to the written information described above, CIBC World Markets conducted interviews and discussions with the senior management of Chieftain with regard to, among other things, the business, operations, financial position, budgets, key assets, exploration and development potential, and environmental matters affecting the Company, and has participated in discussions with the Company's legal counsel, independent engineers and auditors.

ASSUMPTIONS AND LIMITATIONS

     With your consent, we have relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by Chieftain and its affiliates or advisors, or otherwise pursuant to our engagement and our Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of Chieftain have represented to us, in a letter dated June 28, 2001 (the "Representation Letter"), among other things, that the information, data, opinions and other materials (the "Information") provided to us by or on behalf of Chieftain are complete and correct at the date the Information was so provided. Furthermore, the Representation Letter states that since the date of all such Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Chieftain or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on our Opinion.

     Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Chieftain as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Chieftain and its advisors, auditors and consultants. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after today. In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer.

     We have been engaged as financial advisor to the Company and to assist the Board of Directors and will be paid a fee for rendering our Opinion. In addition, we will be paid a fee, part of which is conditional upon completion of the Offer or any similar sale or merger of the Company. The Company has agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of its engagement.

     The Opinion is provided for the exclusive use of the Board of Directors and may not be referred to, summarized, circulated, publicized or reproduced by Chieftain or disclosed to, used or relied upon by any other person without the express prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any shareholder of the Company as to whether to tender their Common Shares in acceptance of the Offer.

     The Opinion is given as of the date hereof and CIBC World Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of CIBC World Markets after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, CIBC World Markets reserves the right to change, modify or withdraw the Opinion.

CONCLUSION

     Based upon and subject to the foregoing and such other matters as we considered relevant, CIBC World Markets is of the opinion that, as of the date hereof, the Consideration to be received pursuant to the Offer is fair, from a financial point of view, to the shareholders of Chieftain.

                                          Yours very truly,

                                          /s/   CIBC WORLD MARKETS INC.
                                          --------------------------------------
                                                 CIBC World Markets Inc.

                                                                         ANNEX C

                     INFORMATION FOR CANADIAN SHAREHOLDERS

     The information contained in this Annex is stated as of June 28, 2001, unless otherwise indicated. All capitalized terms used and not otherwise defined herein shall have their defined meanings ascribed to them in the Statement to which this Annex C is attached.

                      OWNERSHIP OF SECURITIES OF CHIEFTAIN

     The names of the directors and senior officers of Chieftain and the respective numbers of securities of Chieftain owned or over which control or direction is exercised, as at the date hereof, by each director and senior officer of Chieftain and, to the knowledge of the directors and senior officers of Chieftain, after reasonable enquiry, each associate of a director or senior officer of Chieftain, and any person or company acting jointly or in concert with Chieftain, are as follows.

                                                                              NUMBER OF
                                                                  NUMBER OF    FUNDING    NUMBER OF
                                                                   COMMON     PREFERRED   CHIEFTAIN
NAME                                      POSITION HELD            SHARES      SHARES      OPTIONS
----                             -------------------------------  ---------   ---------   ---------
David E. Mitchell, O.C.,         Chairman of the Board of
  LL.D.........................    Directors                        10,000         --       50,000
Stanley A. Milner, A.O.E.,       President, Chief Executive
  LL.D.........................  Officer and Director              552,627     39,000      185,000
Stephen C. Hurley..............  Senior Vice-President, Chief        4,659         --      130,000
                                   Operating Officer and
                                   Director
Esther S. Ondrack..............  Senior Vice President,             22,964         --      122,500
                                 Secretary and Director
S. Jay Milner..................  Vice President, Drilling and       40,770         --       35,000
                                   Production
Ronald J. Stefure..............  Vice President and Controller       1,545         --       45,000
Randall P. Boyd................  Vice President, Investor              277         --        5,000
                                 Relations
Hugh J. Kelly..................  Director                            1,000     10,000       50,000
John E. Maybin.................  Director                            1,500         --       49,500
Louis G. Munin.................  Director                            4,000      2,000       50,000
Stuart T. Peeler...............  Director                            3,000     27,500       27,800
                                                                   -------     ------      -------
                                                                   642,342     78,500      749,800
                                                                   =======     ======      =======

     As at the date hereof, the directors and senior officers of Chieftain and, to the knowledge of the directors and senior officers of Chieftain, after reasonable enquiry, their respective associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over 642,342 Common Shares and 749,800 Chieftain Options. To the knowledge of the directors and senior officers of Chieftain, after reasonable enquiry, no person or company, at the date hereof, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares.

                         OWNERSHIP OF SECURITIES OF HOC

     Neither Chieftain nor any director or senior officer of Chieftain nor, to the knowledge of the directors and senior officers of Chieftain after reasonable enquiry, any associate of a director or senior officer of Chieftain, any person or company holding more than 10% of any class of equity securities of Chieftain or any person or company acting jointly or in concert with Chieftain, at the date hereof, owns, directly or indirectly, or exercises control or direction over, any securities of any class of HOC or the Offeror.

                          RELATIONSHIP BETWEEN HOC AND
                 THE DIRECTORS AND SENIOR OFFICERS OF CHIEFTAIN

     To the knowledge of the directors and senior officers of Chieftain, there are no arrangements or agreements made or proposed to be made between HOC or the Offeror and any of the directors or senior officers of Chieftain, including arrangements or agreements pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful. No directors or senior officers of Chieftain are directors or senior officers of HOC or the Offeror or any of their respective subsidiaries.

                          AGREEMENTS BETWEEN CHIEFTAIN
                     AND ITS DIRECTORS AND SENIOR OFFICERS

     There are no arrangements or agreements made or proposed to be made between Chieftain and any of the directors or senior officers of Chieftain pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful, except as described below.

EMPLOYMENT AGREEMENTS

     Chieftain has agreements with certain employees, including its senior officers and its directors requiring that if, under certain circumstances, following a change in control of Chieftain, employment is terminated, the employee will receive a severance payment. The amount of such payment in the case of S.C. Hurley is equal to three times, and in the case of all other officers is equal to two times the employee's average annual base salary during the previous three years plus certain benefits for a three year period in the case of S.C. Hurley, and in all other cases, for a two year period, following termination of employment. If a director ceases to be a director within the three year period following a change in control, the director will receive a payment, based on such director's remuneration as a director of Chieftain in the 12 month period prior to the change in control, for the balance of the term of the most recently elected director, being a maximum of three years.

OPTIONS

     The successful completion of the Offer by the Offeror would be a change of control for the purposes of the Share Option Plan and would accelerate the vesting of all outstanding Chieftain Options granted under the Share Option Plan.

     See "Item 3 -- Past Contacts, Transactions, Negotiations and Agreements" of the Statement for additional information regarding these arrangements.

                   INTERESTS OF DIRECTORS AND SENIOR OFFICERS
                         IN MATERIAL CONTRACTS WITH HOC

     None of the directors or senior officers of Chieftain nor any of their associates nor, to the knowledge of the directors or senior officers after reasonable enquiry, any person or company who owns more than 10% of any class of equity securities of Chieftain, has any interest in any material contract to which HOC is a party.

      TRADING BY DIRECTORS AND SENIOR OFFICERS IN SECURITIES OF CHIEFTAIN

     Neither Chieftain nor any of the directors or senior officers of Chieftain nor, to the knowledge of the directors and senior officers of Chieftain, after reasonable enquiry, any associate of a director or senior officer of Chieftain, any person or company who owns more than 10% of any class of equity securities of Chieftain, or any person or company acting jointly or in concert with Chieftain has traded in securities of Chieftain during the six-month period preceding the date hereof.

     No Common Shares or securities convertible into Common Shares have been issued to any director or senior officer of Chieftain during the two-year period preceding the date hereof, other than as follows.

                                                                                         EXERCISE
                                                                            NUMBER OF    PRICE PER
                                                         DESCRIPTION        CHIEFTAIN    CHIEFTAIN
NAME                                  DATE                OF TRADE           OPTIONS      OPTION
----                            -----------------    -------------------    ---------    ---------
S.C. Hurley...................  December 28, 2000    Exercise of Options      2,800       C$15.25
                                December 29, 2000    Exercise of Options     17,200       C$15.25
S.J. Milner...................  January 3, 2001      Exercise of Options     10,000       C$13.63
S.T. Peeler...................  August 1, 2000       Exercise of Options      1,000       C$11.43

                                MATERIAL CHANGES

     Except as disclosed elsewhere in the Statement, the directors and senior officers of Chieftain are not aware of any information that indicates any material change in the affairs of Chieftain since March 31, 2001, the date of the last published interim financial statements of Chieftain.

                                STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides security holders of Chieftain with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                               OTHER INFORMATION

     There is no other information not disclosed herein but known to the Chieftain Board which would reasonably be expected to affect the decision of the holders of Common Shares to accept or reject the Offer.

                                    APPROVAL

     The contents of the Statement have been approved and the delivery thereof authorized by the Chieftain Board.